SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                Transworld Home HealthCare, Inc.
                        (Name of Issuer)

             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          894081 10 8
                         (CUSIP Number)

            Scott A. Shay, Hyperion Partners II L.P.,
             50 Charles Lindbergh Blvd., Suite 500,
               Uniondale, NY 11553 (516) 745-6644
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 13, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Partners II L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          WC, OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                          /  /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7    SOLE VOTING POWER
     NUMBER OF                     -0-
      SHARES
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                  -4,400,000- (1)(2)
      EACH
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                        -0-
      WITH
                         10   SHARED DISPOSITIVE POWER
                               -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -4,400,000- (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                      /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.3% (2)

14   TYPE OF REPORTING PERSON*
          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Power is exercised through its sole general partner, Hyperion
     Ventures II L.P.
(2) Excludes 3,000,000 shares issuable upon exercise of Warrants and 898,877 shares subject to purchase under a Stock Purchase Agreement.




 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Ventures II L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                          /  /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7    SOLE VOTING POWER
     NUMBER OF                     -0-
      SHARES
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                  -4,400,000- (1)(2)
      EACH
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                        -0-
      WITH
                         10   SHARED DISPOSITIVE POWER
                               -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                      /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.3% (2)

14   TYPE OF REPORTING PERSON*
          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Solely in its capacity as the general partner of Hyperion
     Partners II L.P.
(2) Excludes 3,000,000 shares issuable upon exercise of Warrants and 898,877 shares subject to purchase under a Stock Purchase Agreement.



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Funding II Corp.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                          /  /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                         7    SOLE VOTING POWER
     NUMBER OF                     -0-
      SHARES
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                  -4,400,000- (1)(2)
      EACH
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                        -0-
      WITH
                         10   SHARED DISPOSITIVE POWER
                               -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                      /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.3% (2)

14   TYPE OF REPORTING PERSON*
          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.
(2) Excludes 3,000,000 shares issuable upon exercise of Warrants and 898,877 shares subject to purchase under a Stock Purchase Agreement.


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lewis S. Ranieri

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                          /  /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER
     NUMBER OF                     -0-
      SHARES
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                  -4,400,000- (1)(2)
      EACH
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                        -0-
      WITH
                         10   SHARED DISPOSITIVE POWER
                               -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                      /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.3% (2)

14   TYPE OF REPORTING PERSON*
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.
(2) Excludes 3,000,000 shares issuable upon exercise of Warrants and 898,877 shares subject to purchase under a Stock Purchase Agreement.


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Scott A. Shay

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                          /  /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER
     NUMBER OF                     -0-
      SHARES
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                  -4,400,000- (1)(2)
      EACH
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                        -0-
      WITH
                         10   SHARED DISPOSITIVE POWER
                               -4,400,000- (1)(2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                      /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.3% (2)

14   TYPE OF REPORTING PERSON*
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.
(2) Excludes 3,000,000 shares issuable upon exercise of Warrants and 898,877 shares subject to purchase under a Stock Purchase Agreement.


          The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Transworld Home HealthCare, Inc., as amended by Amendment No. 1 thereto, dated August 1, 1996 (the "Schedule 13D"), is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.


Item 2.   Identity and Background.

          Item 2 is hereby supplemented by addition of the following:

          Pursuant to a Stock Purchase Agreement, dated as of January 8, 1997, by and between Transworld and the Fund, as supplemented by a letter agreement dated January 13, 1997 (the "Stock Purchase Agreement"), the Fund agreed, upon satisfaction of the conditions set forth therein, to purchase from Transworld an additional 898,877 shares of Common Stock (the "January 1997 Shares") at a price of $11.125 per share, for an aggregate purchase price of $10,000,000.


Item 3.   Source and Amount of Funds and Other Consideration.

          Item 3 is hereby supplemented by addition of the following:

          The funds for the purchase of the January 1997 Shares are expected to be obtained from capital contributed to the Fund by its partners.


Item 4.   Purpose of Transactions.

          The January 1997 Shares are being acquired by the Fund for the purpose of investment. The January 1997 Shares, and any other shares of Common Stock now owned or hereafter acquired by the Fund or the other Reporting Persons may be disposed of at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock.


Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby supplemented by addition of the following:

          (a) The Fund owns 4,400,000 shares of Common Stock, constituting approximately 44.3% of the outstanding Common Stock (on the basis of 9,931,752 shares outstanding as of September 9, 1996). In addition, the Fund owns 3,000,000 Warrants and, pursuant to the Stock Purchase Agreement, the Fund has agreed, upon satisfaction of the conditions set forth therein, to purchase an additional 898,877 shares of Common Stock.

          As a result of its right to acquire Common Stock upon exercise of the Warrants and pursuant to the Stock Purchase Agreement, the Fund may be deemed under Rule 13d-3(d)(1)(i)(A) under the Act, to own beneficially 8,298,877 shares of Common Stock, constituting approximately 60.0% of the outstanding Common Stock (on the basis of 9,931,752 shares outstanding as of September 9, 1996).


Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby supplemented by addition of the following:

          9.   Exhibit IX -   Stock Purchase Agreement dated as of
                              January 8, 1997, filed herewith

          10.  Exhibit X -    Letter Agreement dated as of January
                              13, 1997, filed herewith


Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 23, 1997


                         HYPERION PARTNERS II L.P.
                         By:  Hyperion Ventures II L.P.,
                              its general partner
                              By:  Hyperion Funding II Corp.,
                                   its general partner

                                   By: /s/Scott A. Shay
                                      Name:  Scott A. Shay
                                      Title: Executive Vice
                                             President

                         HYPERION VENTURES II L.P.
                         By:  Hyperion Funding II Corp.,
                              its general partner


                              By:  /s/Scott A. Shay
                                  Name:  Scott A. Shay
                                  Title: Executive Vice
                                         President


                         HYPERION FUNDING II CORP.


                         By:  /s/Scott A. Shay
                             Name:  Scott A. Shay
                             Title: Executive Vice
                                    President

                              /s/Scott A. Shay
                              Scott A. Shay, as Attorney-in-Fact
                              for Lewis S. Ranieri

                              /s/Scott A. Shay
                              Scott A. Shay